Exhibit (a)(1)(E)

FORM OF REMINDER EMAIL

To:	All Eligible Employees

From:	info@mail.infiniteequity.com

Date:	[•], 2026

Subject:	Reminder of Offer to Exchange

The RxSight, Inc. offer to exchange certain outstanding options for restricted stock units (or options if you are a named executive officer) (referred to as the “offer”) currently is still open. Please note that the offer will expire at 9:00 p.m., Pacific Time, on September 4, 2026, unless we extend the offer. The offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

According to our records, you have not yet submitted an election for your eligible options. Participation in the offer is completely voluntary; however, if you would like to participate in the offer, you must submit a properly completed election via RxSight’s offer website no later than 9:00 p.m., Pacific Time on September 4, 2026 (unless the offer is extended).

You can access the Option Exchange website at www.myoptionexchange.com and follow the directions to make a timely decision. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User,” set your password, and check your email for the authentication code. You must use your RxSight email address. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Only elections that are properly completed, signed (electronically or otherwise), dated and actually received by RxSight by the deadline via the offer website will be accepted. Elections submitted by any other means, including email, facsimile, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have questions, please direct them to Infinite Equity by email at rxsight@infiniteequity.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards; (2) the launch email, dated August 10, 2026, announcing the offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through RxSight’s EDGAR filings on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on RxSight’s offer website at www.myoptionexchange.com, or by contacting Infinite Equity by email at rxsight@infiniteequity.com.